Filed by Cummins Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1-4949

Cummins Atmus Stock Exchange Offer

Cummins Inc. (Cummins) is offering its stockholders the opportunity to exchange shares of Cummins common stock for shares of Atmus Filtration Technologies Inc. (Atmus) common stock (the exchange offer), subject to the terms of the exchange offer described in the Prospectus, dated February 14, 2024 (the Prospectus). Participants in the Cummins Retirement and Savings Plan (the RSP) who have an RSP balance in one of the Cummins stock funds are eligible to participate in the exchange offer.

Elections to participate are due by 4:00 p.m. ET on March 11, 2024. Participation in this exchange offer is entirely voluntary.

RSP Exchange Offer Materials

RSP exchange offer materials describing how the exchange offer works in the RSP were mailed to you based on the Cummins stock fund(s) balance(s) you held, if any. Those materials, along with the Prospectus, will help you decide if you want to participate in the exchange offer. For your convenience, copies of the RSP exchange offer materials that were sent to you are also available on this website.

To view the material, please select the description below that describes you. In the Investments section of this site, under the Cummins Stock Fund and/or Cummins ESOP Fund, you can find your balance, the number of units you hold, and your cost basis. Investments is found on the “RSP & Pension” tab. You can modify your investments in the RSP by selecting Change Investments on the left-hand side of the page.

>	I do not have a balance in the Cummins Stock Fund or the Cummins ESOP Fund

Overview, FAQs, and Notices

Participant Guide

>	I have a balance in the Cummins Stock Fund

Overview, FAQs, and Notices

Participant Guide

Prospectus

>	I have a balance in the Cummins ESOP Fund

Overview, FAQs, and Notices

Participant Guide

Prospectus

>	I have balances in both the Cummins Stock Fund and the Cummins ESOP Fund

Overview, FAQs, and Notices

Participant Guide

Prospectus

Exchange Offer Prospectus

Terms of the exchange offer are outlined in the prospectus. Certain features and the overall timeline of the exchange offer, including the RSP election deadline, are different when you participate through the RSP. See the materials above for a description of the terms and timing specific to RSP participants.

How to Participate in the Exchange

You will need your personalized Trustee Direction Form to make an election. This was sent to you if you have a balance in either the Cummins Stock Fund and/or the Cummins ESOP Fund. The Trustee Direction Forms are specific to the fund(s) in which you hold a balance. To make your election online, go to www.ProxyVote.com/Tender and input the personalized 16-digit control number found on your Trustee Direction Form to enter the site.

Questions?

If you cannot find your personalized Trustee Direction Form or have additional exchange-related questions, please call the Exchange Offer Helpline (managed by Okapi Partners LLC) at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas). Representatives are available to asset you Monday through Friday, from 9:00 a.m. to 8:00 p.m. ET.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the Registration Statement) that includes a prospectus (the “Prospectus”). The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).